News Release

BRASCAN ACQUIRES CANARY WHARF OFFICE PROPERTY

Toronto, CANADA, March 11, 2005 – Brascan Corporation (NYSE/ TSX: BNN) today announced that it has acquired a controlling interest in 20 Canada Square, a high quality office property on the Canary Wharf Estate in London, U.K. for £337.5 million (US$624 million). The property was acquired in partnership with Barclays Capital.

Gordon Arnell, Chairman of Brascan International stated that, “we are pleased to be purchasing 20 Canada Square. We look forward to continuing to enhance our office presence in London and build on our relationship with Canary Wharf Group and Songbird Estates.”

20 Canada Square is one of 28 office properties within the Canary Wharf Estate, a 97 acre office property complex in East London, in which Brascan owns a 17% interest. It is a 12 storey, 555,000 square foot, state of the art office property within the Estate, connected to retail at ground and promenade levels, with major tenants, The McGraw-Hill Companies and British Petroleum’s Integrated Supply and Trading Division.

The transaction was completed by a wholly owned subsidiary of Brascan and a subsidiary controlled by Barclays Bank PLC.

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Brascan Corporation is an asset management company. With a focus on property, power and infrastructure assets, the company has direct investments of $20 billion and a further $7 billion of assets under management. This includes 70 premier office properties and over 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbol BNN. For more information, please visit our web site at www.brascancorp.com

Contacts:

Brascan Corporation
Katherine C. Vyse
SVP, Investor Relations and Communications
Tel: 416-369-8246
Email: kvyse@brascancorp.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.